SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2008

Commission File Number: 000-52145

BLACK DIAMOND BRANDS CORP. (Translation of Registrant's name into English)

595 HORNBY STREET, SUITE 600, VANCOUVER, BC, CANADA V6C 2E8
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLACK DIAMOND BRANDS CORP.

Date: May 15, 2008	By:	/s/ Brad J. Moynes
Brad J. Moynes
Chief Executive Office

Documents Included as Part of this Report
Document
No.
99.1	Black Diamond Welcomes Calgary – Based Oil & Gas Specialist, Scott Henderson, to Business Development Team